Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
OPERATIONS UPDATE, BLOCK 32 YEMEN

Calgary, Alberta, Tuesday, January 31, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces operations update on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Godah #1 exploration well was drilled as a separate structure approximately 14 km east of the Tasour Field. The main target is the Qishn S1A sandstone and the well has now reached a total depth of 1,712 meters. Interpretation of wireline logs, pressure data and fluid samples confirm the presence of oil and gas in the Qishn reservoir. The well will now be side-tracked down-dip of the current location, the objective being to penetrate a full oil bearing Qishn S1A section. Based on the outcome of the side-track, a production test will be considered. Should a test confirm the well to flow oil at commercial rates, the well will be tied back to the Tasour main CPF facilities, resulting in increased production and reserves within Block 32.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & COO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com